December 4, 2009

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-0404

Attention:	Andrew Mew
Accounting Branch Chief
Division of Corporation Finance

Re:	Overstock.com, Inc.
SEC Comment Letter dated November 3, 2009
Form 10-K Amendment No. 1 for the fiscal year ended December 31, 2008 Filed March 5, 2009
Form 10-Q for the fiscal quarters ended June 30, 2009 Filed July 31, 2009
File No. 000-49799

Dear Mr. Mew:

We write in response to your letter dated November 3, 2009 regarding the above-referenced filings. The following responses are numbered to correspond to the Staff’s comments:

Form 10-K/A Amendment No. 1 for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical Accounting Policies and Estimates page 49

Revenue recognition, page 49

1.                                      We note your response to comment one of our letter dated October 1, 2009. Please address the following:

•                  We note you generally randomly select the shipment tracking numbers for approximately 1200 orders. Please explain to us what you mean by generally. If your sample size is not random, then please explain to us how your sample is statistically valid.

Our use of “generally” was in reference to the number of orders we desire to sample, not our methodology. We have applied a consistent methodology to determine our revenue deferral — with variations related to sample size. We sample at least 300 shipments in each of our four shipment types (core LTL and NON-LTL shipments and partner LTL and NON-LTL shipments) on a judgmental, non-statistical basis, except in cases in which the underlying population size does not necessitate such a large sample (see discussion and table below in response to your second bullet point comment).

We use a random number generator to determine which items to select for our sample of shipments. Consequently, we believe that our sampling methodology is valid.

•                  Of the orders shipped per month, please explain to us how many are core versus partner shipments. Of the core and partner shipments tell us approximately how many are Core Less-than-Truck Load (“LTL”) and Core UPS, and Partner LTL and Partner UPS. If your core and partner orders are not distributed on a 25% LTL and UPS basis, then please explain to us how your sample size is sufficiently designed to produce a reasonably acceptable confidence interval. Further, for the six months ended June 30, 2009 you derived approximately 82% of your net revenues from partner sales, although it appears your sample size of 1200 was evenly distributed between your partner and direct shipments. In this regard, tell us the confidence interval your sample size provides and explain how you concluded your sample size is statistically sufficient.

When we make our quarterly estimate of average shipment transit time, we treat each of our four shipment types (core LTL and NON-LTL shipments and partner LTL and NON-LTL shipments) as a separate population to which the results of the applicable sample are applied. We sample an adequate number of shipments in each of these populations to arrive at an average transit time for the respective population.

The table shown below outlines the shipment population and sample size for our four shipment type populations for June and September 2009, which we used to arrive at our estimate of average shipment transit times in our Q2 and unreviewed Q3 2009 Form 10-Q’s:

	Shipment Type
Actual Shipments and Sample Sizes	Core		Partner
by Shipment Type	LTL	NON-LTL	LTL	NON-LTL	Total
No. of Shipments in June 2009	784	120,770	3,530	529,420	654,504
Sample size used in June 2009	325	554	415	543	1,837

No. of Shipments in September 2009	427	119,490	4,876	622,885	747,678
Sample size used in September 2009	182	920	539	720	2,361

We do not use a purely statistical model to determine our average transit time. However, we apply various statistical concepts in determining our sample sizes. Consequently, we believe that our sample sizes are sufficient to estimate average transit times.

2.                                      We note your response to comment three of our letter dated October 1, 2009. Please provide to us your entire SAB 104 revenue recognition analysis with respect to your international sales. Please advise if your customers specifically acknowledge that, upon delivery to the third party, you have no further obligation and the customer must look solely to the third party to obtain final delivery of the products.

The following is our SAB 104 revenue recognition analysis with respect to our international sales:

Background

We use E4X, Inc. (“E4X”), a US-based third party logistics company, to provide the payment and fulfillment logistics for all international orders.

Our webpage

(see https://help.overstock.com/cgi-bin/overstock.cfg/php/enduser/std_adp.php?p_faqid=63&) includes a section entitled “Special Terms for Our Non-U.S. Customers” which includes the following points relating to international orders:

•                  We use a third party provider to assist us with international orders;

•                  At check-out the international customer is redirected to a checkout page hosted by E4X;

•                  Payment and shipping information is provided to E4X and E4X approves the order, prior to submitting this approval to us;

•                  Once notified by E4X of the approval, we process the order and ship the product directly from our warehouse; or cause one of our third party fulfillment providers to ship the product directly from their warehouse, to E4X;

•                  E4X thereupon purchases the product from us, taking title to the product, E4X bills the customer’s credit card, collects and remits any duties and taxes to the appropriate taxing authority and arranges for the product to be delivered to the customer’s doorstep by common carrier; and

•                  When ordering, the customer is presented with E4X’s terms and conditions to which they must agree in order to receive the product they ordered.

The following are several of E4X’s significant terms and conditions which are presented to the international customer at check out:

•                  Nature of Transaction. E4X, Inc. (“E4X”) contracts with suppliers in the U.S. (“suppliers”) to avail their merchandise to consumers living outside of the U.S. (“you”) through the FiftyOne network, and to provide you with an opportunity to purchase such merchandise at a price in a currency selected by you, inclusive of international shipping costs, brokerage costs, import duty and sales taxes. By placing an order with E4X, you acknowledge that your transaction will be with E4X, not with the supplier, and that upon successful verification by E4X of the authenticity and sufficiency of the payment information you provide, that E4X will purchase the merchandise from the supplier for the sole purpose of immediately reselling it to you for the amounts presented to and agreed-upon by you. (Emphasis added.)

•                  Title to Goods. After E4X purchases and takes title of merchandise from a supplier to fulfill an order you have placed, title of merchandise shall transfer from E4X to you at the time of shipment of the merchandise from E4X’s facility in the U.S.

•                  Returns. You agree to contact the Supplier whose merchandise you have purchased for any returns authorization. If authorized by the Supplier, pursuant to their international returns policy, Supplier will provide you with information on credit available to you and instructions on where to ship your return parcel.

Analysis and Discussion

The following is the SAB 104 revenue recognition analysis based upon our agreement with E4X and between E4X and our international customers:

•                  Persuasive evidence of an arrangement does exists — At final check-out, our international customers are directed to the international “Shipping, Billing & Final Order Review” page where we make it clear that by placing the order the customer is confirming that the customer is bound to the terms of the sale. This page includes a link to E4X’s terms and conditions which make it clear that the international customer is the customer of E4X.  Once the buyer accepts these terms and upon successful verification by E4X, E4X purchases the merchandise from us per our agreement with E4X.

•                  The seller’s price to the buyer is fixed and determinable — In accordance with the terms of our agreement with E4X, our price to E4X is fixed at the time the customer places the order. The “Shipping, Billing & Final Order Review” page shows the customer the order’s unit price with applicable shipping charges, applicable taxes and the total cost, which the customer reviews, before confirming the order as detailed above.  The price to the international customer is calculated by E4X and is inclusive of currency exchange rates, international shipping costs, brokerage costs, import duty and sales taxes.

•                  Collectability is reasonably assured — Upon approval of the international customer’s order, E4X pays us via its own credit card. We then verify, approve and collect E4X’s payment through our merchant account processor. E4X is responsible for authenticity and sufficiency of the payment information of our international customers.

•                  Delivery has occurred or services have been rendered — In accordance with Section 11.1 of our E4X agreement and the “Title of Goods” paragraph in E4X’s terms and conditions, title to our products transfers from us to E4X at the time E4X takes possession of the products at its US hub facility.  E4X purchases the merchandise originally ordered by the international customer from us and resells the merchandise to the international customer (see the “Nature of Transaction” paragraph in E4X’s terms and conditions above). E4X then ships the product to the international customer. Section 5.6 of our E4X agreement (“Risk of Loss While in E4X Care”), states that “from the time that E4X takes possession of the product at the US hub until the time of receipt by the delivery carrier E4X is liable for any loss.” With regard to final delivery and return of purchased products, our international customer may contact our customer service department for resolution of their issues and we coordinate with E4X on the appropriate action to take on their behalf.

Conclusion

Based on our SAB 104 analysis, we conclude that it is appropriate to recognize revenue for sales to our international customers upon delivery of the merchandise to E4X’s hub facility. However, we have also determined, based on our past and current levels of international sales, that if we deferred the revenue related to our international sales until delivery to the final customer (instead of upon delivery to E4X) the impact would be immaterial. For example, the impact of deferring revenue related to our international sales until final delivery would increase our net loss for the year ended 2008 and the nine months ended September 30, 2009 by $22,000 and $40,000, respectively or approximately 0.2% and 1.6% of 2008’s annual net loss and 2009 Q3 year to date net loss, respectively (see Exhibit B).

Commentary — Gross Profit and Gross Profit Percentage, page 57

3.                                      We note your response to comment seven of our letter dated October 1, 2009. Please address the following:

•                  It appears you had an agreement already in place with respect to how you recover costs associated with the return of products. Please refer to Section 3 of your Supplier Agreement provided to us in your response letter dated December 14, 2007. Further, we note you negotiated a settlement in early November 2008 based on a current existing agreement in place which specified how return costs were to be recovered from your partners; and, Section 1.11 of the agreement, provided for a contractual right of offset. It appears you provided return processing services for your partners under contractual agreements, which resulted in net cash inflows to you. The cash inflows were directly related to your past activities associated with the returns of your partner’s products. See paragraph 28 of Statement of Financial Accounting Concepts No. 6. Absent further substantial evidence, we are uncertain how you reached the conclusion that an asset did not previously exist or had not been earned. Please explain in detail or revise your accounting.

Although we had an agreement in place with respect to the recovery costs associated with the return of fulfillment partner products and we had a contractual right to recover the negotiated amount through the right of offset, we concluded that an asset did not exist or an amount had not been earned at any time during 2007 or 2008, as detailed within Issue No. 1 of Exhibit A, “Complete Partner Under Billings and Overpayment Background, Discussion and Conclusion Memo” attached hereto.

•                  Please explain the basis for your statement that the amounts had not been earned as they were dependent on future sales; and, the accounting principle underlying your recognition of a past transaction based on a future sale.

Given the facts surrounding the transactions, our past practices and our resulting conclusions detailed in Exhibit A, “Complete Partner Under Billing and Overpayment Background, Discussion and Conclusion Memo”, we concluded that an asset did not exist at any time during 2007 or 2008 as detailed in Issue No. 2 of Exhibit A, “Complete Partner Under Billings and Overpayment Background, Discussion and Conclusion Memo.”

•                  We also noted approximately half of your total 2008 under billings were comprised of 28 partners with balances in excess of $20,000. We assume you had historical revenue data from these partners which would have afforded you the ability to determine how long it would have taken to recover these under billings or assess the realization of the amounts owed to you, assuming you closely track sales data for your largest partners. We calculated you recovered approximately 67% of the 2008 under billings in the fourth quarter of 2008, and by the end of the first quarter of 2009 you collected approximately 84% of the under billings related to 2008. Notwithstanding the above comments, it appears the collection of under billings was reasonably assured as of December 31, 2008. If our reasoning and calculations are valid, explain to us why such recoveries were not considered previously realizable, especially from your largest partners, with a reserve established for any amounts considered doubtful. Please advise or revise.

We concluded that an asset did not exist at any time during 2007 or 2008 as detailed in Issue Nos. 1 and 2 of Exhibit A, “Complete Partner Under Billings and Overpayment Background, Discussion and Conclusion Memo.” While we recognize that reasonable individuals may have different views regarding the interpretation of the facts and circumstances and the related accounting model, we concluded that, due to the factors explained in Exhibit A, an acceptable accounting model was fundamentally based upon an evaluation of whether an asset existed at any time subsequent to our billing error but prior to recovery of under billed amounts via renegotiated future pricing with our fulfillment partners.

•                  Reference is made to the issue involving the overpayment of costs of $787,000 to your partner. Similar to the under billing issue, it would appear an asset existed for the overpayment of the partner cost due to the existence of your supplier agreement providing for the contractual right of offset. We also note you were able to recover these costs within a relatively short period subsequent to year end. Please advise us why these costs were not booked as assets as of December 31, 2008 or revise.

When we learned of the overpayments to a certain fulfillment partner (“Partner”), we concluded, after consulting with our then-current auditors, PricewaterhouseCoopers (“PwC”), that the fact pattern was very similar to the under billing issue detailed above and that the potential recovery of the Partner overpayment amounts did not constitute an asset and was not reasonably assured. Consequently, we concluded that an acceptable accounting treatment for the contingent Partner overpayment recoveries was to record its benefit only when such amounts became realizable (i.e., an agreement had been reached with the partner and the contingently recoverable amount had ultimately been recovered via price concessions from future sales of the Partner’s product on our Website).

In arriving at our conclusion for our accounting treatment for the recovery of the Partner overpayments, we considered the following points:

1.               Partner Overpayment and Recovery Timeline

2.               Did an asset exist at 12/31/2008 due to obtained future benefit?

3.               Was the future benefit a result of a past transaction?

4.               What was the impact of the various subsequent events on the accounting at 12/31/2008?

Partner Overpayment and Recovery Timeline

We arrived at the above conclusion based on the circumstances and the evidence that were present at that time, and the similarities to the fulfillment partner under billing issue. The details are as follows:

•                  On February 2, 2009, we received a letter from the Partner dated January 30, 2009 notifying us (a) that the Partner believed that we had potentially overpaid the Partner by ~$700,000 during 2008; (b) that the Partner would like to begin a dialog to potentially settle the amount of the overpayment; and (c) that the Partner would also like to resolve an alleged sales tax claim for past sales taxes of $260,000 that the Partner was asserting we owed, as well as who would take responsibility, as between us and the partner, for payment of future sales taxes. The Partner’s letter indicated that the Partner would retain the over payment amount pending resolution of the sales tax issues so as to add leverage to better negotiate their position on the tax component of the negotiations.

•                  On February 2, 2009, our General Counsel, after reviewing the Partner’s January 30th letter, sent an email to our President and our CFO stating that because of “the strategic nature of this Partner’s contract, we think this is an issue best resolved on the business side” and not a matter for litigation.

•                  On February 11, 2009, we sent a letter to the Partner which acknowledged receipt of the January 30 letter and expressed our willingness to negotiate with the Partner. In the February 11 letter, we insisted on separating our discussions of the sales tax and over-payment issues. We also notified the Partner that we had determined that the amount we had overpaid the Partner was approximately ~$785,000, not the ~$700,000 as stated in the Partner’s January 30 letter.

•                  On February 12, 2009, we held a conference call with the Partner. The points discussed on this call were:

•                  The amount of overpayment to the Partner was ~$785,000, based on a January 15, 2009 cut-off.

•                  We would process a deduction of ~$222,000 as price concessions from the February 17 payment to the Partner, leaving a net check to the Partner of ~$1,000.

•                  With regard to the sales tax question, the Partner continued to insist on linking resolution of the overpayment issue to its assertions that we owed the Partner for prior period sales taxes and that we should be responsible for collecting and remitting to the Partner future sales taxes in certain states. We did not reach any agreement on this issue at this time.

•                  We would work towards a 60 day timeline to have the overpayment corrected through deductions from future sales of the Partner’s merchandise on our Website.

•                  On February 13, 2009, we received an email from the Partner stating that it authorized Overstock to “take a draw against the over-payment balance in the amount of $220,000 as an offset on its next scheduled payment to [the Partner]”. We believed that the Partner’s use of the word “draw” clearly showed that the Partner’s view of its authorization was that this was an interim, contingent adjustment, subject to further negotiation and not an agreement that the Partner owed us the $220,000 “draw.”

•                  On February 19, 2009, we held another conference call with the Partner. On this call, we proposed the following:

•                  Overstock would only pay the Partner ~$1,000 for each upcoming payment period until the remaining ~$565,000 had been recovered as price concessions from future sales of the Partner product’s on our Website. The parties acknowledged that this schedule might conclude this recovery effort in as few as 60 days, but gave no assurance it would do so.

•                  The Partner stated it had $30,000 of other adjustments to discuss. No resolution of these amounts was reached at this time.

•                  On February 22, 2009, we filed our 2008 Form 10-K and on March 5, 2009, we filed a Form 10-K/A to correct typographical errors in our 2008 Form 10-K.

•                  On March 2, 2009, we received an email from the Partner demanding an additional payment of ~$13,000 for January and February 2009 sales tax. We continued to dispute that we owed the Partner any amount for sales taxes.

•                  By late March 2009, we had made enough sales of the Partner’s product at the renegotiated price to effectively recover the agreed upon amounts established in our February negotiations with the Partner related to the over payments.

•                  On August 5, 2009, we received a letter from the Partner demanding settlement on a prior period sales tax amount of $453,000. The proposed agreement made by the Partner was to adjust future prices by 6.3% to cover its alleged sales tax exposure. We were able to resolve this issue with the Partner in late August 2009.

Did an asset exist at 12/31/2008 due to obtained future benefit?

Based on the facts related to the partner overpayment amounts detailed above and the similarities to the fulfillment partner under billing issue, we believed that an asset did not exist at any time during 2008 because the obtainment of future economic benefit associated with the matter (i.e., the recovery of cash as defined in paragraph 28 of Concept No. 6) was not probable under the original fulfillment partner agreement based on the available evidence at that time.

We believed that obtainment of future economic benefit was not probable because, as with the fulfillment partner under billings addressed above, in order to preserve our business relationship with the Partner, we felt we had neither the intent nor the practical ability to enforce payment under the original fulfillment partner agreement, as evidenced by our transaction history with our partners (see additional discussion at Exhibit A, “Complete Partner Under Billings and Overpayment Background, Discussion and Conclusion Memo”).  Our partner program is integral to our business model, and while we do manage the money flows and, hence, initially have the high ground in working out disagreements (e.g., our taking a “draw”), as a practical matter we have chosen not to sue partners over such disagreements.

In addition, when the Partner notified us of the overpayment matter, they also asserted in their letter that we owed them an amount related to sales taxes. It was clear to us that the Partner intended to link the overpayments with resolution of this unrelated sales tax issue. This made the determination of any future economic benefit related to the original transactions less probable and difficult to estimate. As noted above, the Partner continued to assert its sales tax claim against us until August 2009.

Was the future benefit a result of a past transaction?

Given the facts surrounding the transaction, the similarities to the fulfillment partner under billing issue, our past practices and our resulting conclusions detailed above, we concluded that an asset did not exist at anytime during 2008 because the future benefits that we ultimately received in the form of favorable pricing related to overpayment recoveries were not related solely to the past transactions at the time the Partner overpayment issue originated and/or was identified and quantified. Rather, these subsequent benefits flowed from our subsequent activities with that partner, as governed by those subsequent negotiations with the Partner as to both the amount and the related recoveries via price concessions of the Partner’s product from future sales on our Website.

FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of a Business Enterprise provides guidance for the recognition of gains by specifying that the recognition of a gain involves the consideration of whether or not an asset or, as in this case, a benefit is (1) realized or realizable and (2) earned.

As detailed in Exhibit A, “Complete Partner Under Billings and Overpayment Background, Discussion and Conclusion Memo”, we had to negotiate a new agreement for the favorable pricing required to recover any of the overpayments made to the Partner while the Partner was attempting to offset any potential recovery against alleged tax liabilities being asserted by the Partner; therefore, we did not consider any amounts to be realizable until the time of the completion of this new negotiation and ultimate recovery via price concessions of the Partner’s product.

Even after negotiating the over payment amounts with the partner, we concluded that the future economic benefits related to the recoveries of the overpaid amounts did not constitute a recognizable asset or a gain to us at the time of negotiation as the ability to recover the amounts was contingent on favorable price concession of the Partner’s products from future sales on our website; therefore, the earnings process had not yet been completed under the newly negotiated agreement with the Partner.

In other words, these amounts were dependent on future sales and ultimately we could only realize them once the sales were completed and we realized the ultimate recovery from the favorable price concession of the Partner’s product on our Website.

Like any other fulfillment partner, the Partner could have removed its products from our Website and thus we would not have sales to offset. Further, the Partner could have at any time requested that we renegotiate our new (February) agreement with them. In fact, we continued to negotiate with the partner on the sales tax issue — finally reaching an agreement in late August 2009.

In addition, as with the fulfillment partner under billings, we also considered the impact of the retail market and its potential impact on recovery of the overpayments (see discussion in Exhibit A, “Complete Partner Under Billings and Overpayment Background, Discussion and Conclusion Memo”).

What is the impact of the various subsequent events on the accounting at 12/31/2008?

According to FAS 165, Subsequent Events (“SFAS 165”) recognized subsequent events are “events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements.” Non-recognized subsequent events are “events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date but before financial statements are issued or are available to be issued.”

Based on the facts above, the subsequent events of the negotiation and ultimate recovery of the overpayment represent a non-recognized subsequent event for the following reasons:

1)             As detailed in Exhibit A, “Complete Partner Under Billings and Overpayment Background, Discussion and Conclusion Memo,” we determined that no asset related to the Partner over payment existed during 2008. Consequently, the subsequent events in Q1 2009 did not provide additional information as to valuation.

2)             The negotiation and recovery in Q1 2009 of a total of ~$785,000 related to the overpayment was recovered from sales of the Partner’s merchandise on our Website in the same period and does not provide additional evidence with respect to conditions that existed at the date of the balance sheet as the amounts were recognized as they were recovered.

We recognize that hindsight and the subsequent timely recovery of the overpayment raise the issue whether we should have recognized an asset during 2008 and established a reserve against this asset for amounts which were considered doubtful based on the actual subsequent recovery information. However, we believed, due to the factors discussed in Exhibit A, “Complete Partner Under Billings and Overpayment Background, Discussion and Conclusion Memo,” in particular the poor economic and retail environment which made the ultimate recovery of the overpayment from our future sales questionable, we concluded that the accounting model that we used was an acceptable approach that fairly reported the economics of the situation and that we would, with full transparency, disclose the circumstances and underlying accounting treatment in our financial statements.

•                  Please tell us if, and the extent of, your auditors’ national accounting office involvement in these issues during audit of your 2008 financial statements or the reviews of your fiscal 2009 quarterly filings.

PwC served as our auditor during the audit of our 2008 financial statements. PwC has informed us that it did not consult with its national accounting office regarding the above issues when they were identified in Q4 2008 or Q1 2009.  However, in connection with this response to your letter dated November 3, 2009, PwC has consulted with its national office in regard to both the fulfillment partner under billing and partner overpayment issues and based on context of this being an area that is a highly facts and circumstances based issue that requires significant judgment where reasonable parties have different views, PwC continues to concur with our accounting and disclosure consistent with its reflection of the underlying economics and our past practices of not billing or collecting for our billing errors, rather negotiating for future price concessions that were contingent on future sales.

Grant Thornton (“GT”) reviewed our Q1 and Q2 2009 quarterly filings. To our knowledge the GT local engagement team did not review these issues with its national accounting office at the time of our Q1 and Q2 2009 quarterly filings.   In early October, as we prepared our response to your October 1 letter, we asked GT for its national office’s opinion. It was our understanding at the time that GT’s national office concurred that we had used an appropriate (if not preferred) accounting treatment. Only after we received your November 3 letter, did we become aware that GT’s previous “national office” opinion had in fact been an “informal request” only, and not a “formal request.”

On November 13, 2009, GT notified the chairwoman of our audit committee that GT was advising her that it believed disclosure should be made or action should be taken to prevent future reliance on the 2009 interim financial statements, as it believed that those interim financial statements were misstated and should no longer be relied upon. We note that, despite our requests that GT do so, GT has not provided us a formal position paper on why it thought our financial statements were misstated. We believe that GT’s conclusion related solely to the partner overpayment issue and had to do with factor Nos. 1 and 2 of Issue No. 3 discussed in Exhibit A, “Complete Partner Under Billings and Overpayment Background, Discussion and Conclusion Memo.” At no time did GT notify us that it disagreed with our conclusions reached regarding the under billing issue.

On November 13, 2009, we terminated our auditor relationship with GT and consequently we are unable to speak to the extent of GT’s national office involvement with the above filings (see our reports on Forms 8-K filed on November 16, 23, and 25 of 2009).

4.                                      We note as of the end of October 2008 you had determined the total net under billing amount and periods affected. Please revise to disclose the total net under billing amount, periods impacted, and amounts forgiven.

In response to your comment, in future filings we propose to modify our disclosures as follows:

During 2008, we discovered that we had under billed our fulfillment partners for certain fees and charges related to returns during 2007, and the nine months ended September 30, 2008, due to a systems issue. Of the total $5.5 million under billing, $2.8 million related to 2007 and $2.7 million related to the nine months ended September 30, 2008. We contacted the affected fulfillment partners and in our negotiations with them over several months, we agreed to not pursue collection of the $2.8 million related to 2007 and to seek to recover the $2.7 million related to 2008 over time from pricing adjustments on our future sales of the fulfillment partners’ products during the remainder of 2008 and 2009. As a result of subsequent negotiations, we later agreed to not pursue collection of an additional $375,000 related to 2008. Through our renegotiated pricing arrangements, we have recovered a total of $2.3 million through September 30, 2009, including $1.8 million during the three months ended December 31, 2008 and $580,000 during the nine months ended September 30, 2009.

Consequently, for the nine month period ended September 30, 2009, we reduced total cost of goods sold by $580,000 for price concessions from partners who were under billed in 2008 for certain fees and charges, and an additional $785,000 from a fulfillment partner that we had overpaid in 2008. These price concessions accounted for 24 basis points of the 270 basis point improvement from the nine month period ended September 30, 2008. Without this reduction, gross profit for the nine month period ended September 30, 2009 would be $109.9 million (19.7% as a percentage of total revenue), an 11% increase from the nine month period ended September 30, 2008 rather than that 12% increase detailed above.

When the fulfillment partner under billings and overpayments were originally discovered, we determined that the ability to recover any value related to the transactions was not assured, and that consequently the potential recoveries constituted a gain contingency. Accordingly, we determined that the appropriate accounting treatment for the potential recoveries was to record their benefit only when such amounts became realizable (i.e., an agreement had been reached with the other party and price concessions had been received on future sales).

5.                                      It is not transparent that you have adjusted cost of goods sold for amounts your partners were contractually obligated to pay and which you forgave. Please advise us of how you have recognized amounts forgiven and/or the accounting literature you are relying upon in not adjusting for amounts forgiven.

Because we concluded that an asset did not exist relating to our under billing during 2007 and 2008, we believe our historical financial statements for those periods are correctly stated as currently filed (as detailed within Issue No. 1 of Exhibit A, “Complete Partner Under Billings and Overpayment Background, Discussion and Conclusion Memo.”) In addition, we propose the disclosure indicated in our response to you in comment No. 6.

Gross profit and gross profit percentage, page 61

6.                                      We note your response to comment 11 of our letter dated October 1, 2009. We do not believe your discussion of gross profit that you intend to cross-reference is comprehensive based upon the numerous reasons listed in your

Form 10-K. Reference is made to your current disclosure, “generally, our overall gross profit percentages fluctuate based on several factors, including our product mix of sales; sales volumes mix within our direct business and fulfillment partners business; changes in vendor and / or customer pricing, including competitive pricing and inventory management decisions within the direct business; warehouse management costs; customer service costs; and our discounted shipping offers. Discounted shipping offers reduce shipping revenue, and therefore reduce our gross profit percentage on retail sales.” Please revise your disclosure to quantify and discuss each of these individual business reasons which had an impact on your overall change in gross margin. Please refer to Item 303(a) of Regulation S K and our Release 33-8350. Please show us in your response what the revised disclosure will look like.

In the sentence beginning “Generally, our overall gross margin profit percentages…” we are seeking to provide comprehensive disclosure of factors that can affect gross margin. In some periods some of these factors have little or no actual impact. In future disclosures we propose to quantify the factors that had a material effect, and indicate that the other factors did not.

In our future filings we propose to modify our future disclosures related to these factors under Management’s Discussion and Analysis of Financial Condition and Results of Operations – Gross profit and gross margin:

Generally, our overall gross margins fluctuate based primarily on several factors, including our sales volume mix between our direct business and fulfillment partner business; changes in vendor and / or customer pricing, including competitive pricing, and inventory management decisions within the direct business; sales coupons and promotions; product mix of sales; operational and fulfillment costs.

Gross margin increased 210 basis points, from 17.2% in the three months ended September 30, 2008 to 19.3% in the three months ended September 2009, and gross profit was $32.1 million and $37.7 million, respectively, a 17% increase. For the nine month periods ended September 30, gross margin increased from 17.2% in 2008 to 19.9% in 2009, an increase of 270 basis points, and gross profit increased from $99.3 million to $111.3 million, respectively, a 12% increase.

The 210 basis point improvement for the three month period ended September 30, 2009 was primarily the result of supply chain efficiencies that we have initiated throughout the year and improvements in customer service practices. The other factors described above had no significant impact on the change in gross profit and gross margin.

Consolidated Statements of Operations, page F-4

7.                                      We note your response to comment 18 of our letter dated October 1, 2009. Your disclosure currently indicates depreciation expense is wholly included in technology and general and administrative expense. Please revise your Critical Accounting Policies and Estimates on page 51 as well as your Summary of Significant Accounting Policies on page F-13, to disclose that you also include depreciation in sales and marketing expense and costs of goods sold.

We provided the following additional disclosure in our unreviewed Form 10-Q for the quarter ended September 30, 2009.

Depreciation expense is classified within the corresponding operating expense categories on the consolidated statements of operations as follows (in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2009	2008	2009

Cost of goods sold - direct	$336	$314	$1,247	$960
Sale and marketing	—	—	—	—
Technology	5,226	2,529	16,575	8,839
General and administrative	18	103	142	314
Total depreciation and amortization, including internal-use software and website development	5,580	2,946	17,964	10,113

We propose to include similar disclosure in the critical accounting policies discussion in MD&A in our future filings.

Reserve for returns, page F-15

8.                                      We note your response to comment 22 of our letter dated October 1, 2009. The changes in your allowance for sales returns related to amounts “charged to expense” and “deductions” as currently disclosed are materially different from your proposed revisions. Please advise us why you believe correction in future filings is superior to filing an amendment.

In reference to Schedule II on page F-47, we have reviewed the schedule and determined that in the “Allowance for sales returns” line for the year ended December 31, 2008, the changes related to “Charged to Expense” and “Deductions” are currently misstated as $2,278,000 and $4,121,000 respectively, due to a clerical error. “Charged to Expense” and “Deductions” should be stated as $66,898,000 and $68,741,000, respectively.

We believe that revising this disclosure in our future filings is adequate for the following reasons:

•                  Although this was a clerical error, we believe that it is immaterial, particularly in light of the beginning and ending balances being correct.

•                  As detailed above, the beginning and ending balances related to the “Allowance for sales returns” line for the year ended December 31, 2008 are correctly stated and tie to the Consolidated Balance Sheets.

•                  The users of our financial statements use the information in the Notes to the Financial Statements as their primary source of information related to the Allowance for sales returns.

•                  Had there been any material changes or movements related to the Allowance for sales returns we would have disclosed them within MD&A.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Note 2. Accounting Policies, page 8

Out of period adjustment, page 13

9.                                      We note your response to comment 26 of our letter dated October 1, 2009. The reclassification adjustments to stockholders’ deficit appear to be quantitatively material. We are not persuaded that the understatement of your stockholders’ deficit based on your analysis of the quantitative and qualitative factors would not be material to a reasonable investor. Please advise or revise.

We believe that the effect of the unregistered shares on the shareholder would not be material to a reasonable investor because:

•                  Quantitatively the percent change to shareholder equity may appear material, but qualitatively the dollar change is not material to the overall financial statements — As a percentage of shareholder equity, the amount (21%) related to the unregistered shares appears significant; however, in dollar terms, the amount ($695,000) is not material to the balance sheet (we had total assets of $129.3 million and total liabilities of $132.6 million as of June 30, 2009) or to the overall financial statements as detailed in the table below within the next bullet point.

•                  Historical stock repurchases have reduced shareholder equity (thereby inflating the impact of the reclassification of the unregistered shares) — We determined that although the reclassification from stockholder’s equity represented 41%, 60%, 31% and 41% of stockholder’s equity at the end of Q1, Q2, Q3 and Q4 of 2008 and 15% and 21% of stockholder’s equity at the end of Q1 and Q2 of 2009, a reasonable investor would understand our equity structure and determine that our stockholder’s equity/deficit balance had been reduced to such level due to our past purchases of treasury stock. Consequently, the reclassification of the unregistered shares as a percentage of shareholder equity may appear inflated if the impact of the treasury stock purchases were not considered. The reclassification of the unregistered shares as a percentage of shareholder equity would amount to approximately 2% or less of total shareholder equity if adjusted for treasury share purchases in any given reporting period as detailed below:

Redeemable Stock Reclass Impact with and without
Consideration of the Impact of Treasury Stock	Q1	Q2	Q3	Q4	Q1	Q2
(in Thousands)	2008	2008	2008	2008	2009	2009

Impact on Total Assets	—	—	—	—	—	—
Total Assets	159,981	152,676	145,462	172,445	136,346	129,331
% Impact on Total Assets	0%	0%	0%	0%	0%	0%

Impact on Total Liabilities and Mezzanine	1,186	1,255	1,155	1,214	679	695
Total Liabilities and Mezzanine	157,055	154,772	149,143	175,430	140,946	132,633
% Impact on Total Liabilities and Mezzanine	1%	1%	1%	1%	0%	1%

Impact on Total Equity (Deficit) Less Treasury Stock	(1,186)	(1,255)	(1,155)	(1,214)	(679)	(695)
Total Equity (Deficit) Less Treasury Stock	78,144	73,122	72,989	73,685	72,397	72,966
% Impact on Total Equity (Deficit) Less Treasury Stock	-2%	-2%	-2%	-2%	-1%	-1%

Impact on total Equity (Deficit)	(1,186)	(1,255)	(1,155)	(1,214)	(679)	(695)
Total Equity (Deficit)	2,926	(2,096)	(3,681)	(2,985)	(4,600)	(3,342)
% Impact on Total Equity	-41%	60%	31%	41%	15%	21%

Impact on Net Income (Loss)	—	—	—	—	—	—
Net Income (Loss)	(4,724)	(7,359)	(1,589)	1,014	(2,099)	(1,035)
% Impact on Net Income (Loss)	0%	0%	0%	0%	0%	0%

•                  A reasonable investor will interpret this reclassification as being between two types of equity — We believe a reasonable investor would understand that the reclassification of the unregistered shares to the “Mezzanine” is a reclassification between two types of equity accounts; one permanent and the other temporary in nature due to the potential rescission rights associated with the unregistered shares, and that the reclassification has no impact on key metrics such as working capital.

•                  We have seen no reaction from investors

•                  We disclosed this adjustment to our financial statements in our Q2 2009 earnings release — From that time our stock price and the NASDAQ stock index have been closely correlated despite the disclosure of the unregistered share issue.

•                  Investors see the immaterial nature of ~$137,000 of potential redemption — We have disclosed that we entered into a Tolling Agreement in order to preserve certain rights, if any, of Plan participants who acquired shares of Overstock common stock in the Plan between July 1, 2008 and June 30, 2009, until we can make a formal rescission offer (see our discussion in our report on Form 8-K filed on August 31, 2009). A reasonable investor would understand that once we make a rescission offer based on the closing price of our common stock of $14.67 at September 30, 2009, it would be uneconomical for participants to attempt to rescind their acquisitions of more than $137,000 of the $695,000 in affected stock outstanding as of September 30, 2009. This amount will continue to decrease if our stock price increases.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Gross profit and gross margin, page 32

10.                               We note your response to comment 28 of our letter dated October 1, 2009. Please tell us specifically the date you detected the error. We read your statement that you contacted the shipping carrier in February 2009 and it appears you had knowledge of the overbilling error prior to filing your Form 10-K/A for the year ended December 31, 2008. Further, it appears the error is quantitatively material to your fiscal quarter ended March 31, 2009. Please revise or explain your basis for not recording the overbilling error in the period to which it related. In addition, please tell us what impact this had on your assessment of the effectiveness of your controls and procedures.

The follow timeline summarizes key events related to the discovery and confirmation of the shipping carrier overbilling:

•                 First week in February — Overstock’s Warehouse Controller researches the new carrier contract (effective, November 2008) to understand how the new tier incentives were to be applied.

•                  Third week in February — Overstock’s Warehouse Controller comes to a determination that the freight carrier had applied a partial discount, but did not appear to have applied tier discounts. However, the Warehouse Controller cannot estimate impact due to volume of transactions potentially affected (e.g., a few million package shipments, each of which can have multiple line charges (base rates, fuel surcharges, residential charges, discounts, multi-package shipments, dimensionalizations, weight corrections, dimension corrections, etc.), all of which would be subject to the tier discount.

•                  Last week of February — Overstock’s Warehouse Controller requests that Overstock’s Traffic Manager set up a meeting to discuss the potential billing issue with the carrier’s local representative. The shipping carrier’s local representative tells the Traffic Manager that he believes the carrier is calculating discounts correctly, but agrees to look into the matter.

•                  At or around March 10, 2009 — The local shipping carrier representative tells Overstock that he has found an error, and that he believes the tier discount was never put into place in the carrier’s system. He agrees to work on estimating the overbilling.

•                  March 20, 2009 — The shipping carrier’s local representative provides initial estimate of overbilling to Overstock for review, but notes that the carrier’s corporate accounting group will have to calculate the refund.

•                  March 26, 2009 — The shipping carrier’s local representative revises estimate of refund due to Overstock.

•                  April 21, 2009 — Overstock, the shipping carrier’s local representative and regional Vice President discuss the estimated refund due and the carrier’s process and timing to provide the refund.

•                  June 19, 2009 — The carrier disburses a refund check to Overstock.

As demonstrated in the timeline above, at the time of filing Overstock’s Form 10-K/A for the year ended December 31, 2009 on March 5, 2009, Overstock was aware of a potential error in the carrier’s billings to Overstock but did not have confirmation of the error from the carrier nor an estimate of the amount of the carrier’s billing error. As such, Overstock did not have sufficient information to recognize any amounts in the financial statements for the year ended December 31, 2008.

As we noted in our letter dated October 16, 2009, we subsequently learned from details supporting the refund provided by this carrier that the actual amount related to the tier discount error for Q4 2008 was approximately $250,000, not the $653,000 originally estimated by the carrier (with the balance related to 2009). This represents only 1.97% of our net loss for the year ended December 31, 2008.

Assessment of Controls and Procedures

We do not believe that the shipping carrier overbilling error represents a significant control issue. The amount represents only 1.9% of the carrier’s Q4 2008 billings to Overstock.com. Given this low percentage, the difficulty of finding such an error spread over thousands of individually small transactions, and that the new contract went into effect in late November 2008 just as our holiday shipments significantly increase rendering month-to-month comparisons of shipping expense difficult to use to detect such small errors, we do not believe that it represents a significant control issue to have not detected this error earlier.

As detailed above, the carrier overbilling was initially detected by us through a review of our carrier billings, but we required time to quantify the potential error and confirm the existence and amount of the error with the freight carrier, as it was their error in the first place. Accordingly, we believe that the identification and resolution of the freight carrier’s error did not impact our assessment of the effectiveness of our controls and procedures.

11.                               You disclose on page 32 that cost of goods sold was reduced by $2 million for the six months ended June 30, 2009 for recoveries from partners under billed in 2008 and the overbilling by a freight carrier for charges from the fourth quarter of 2008. Your Form 10-K/A discloses billing recoveries of $1.8 million. Please provide us a reconciliation of amounts recovered aggregating $3.8 million listing the amounts related to your partners, the amounts related to the freight carrier and the period recovered.

The billing recoveries are comprised of the following:

Partner under billings recovered in Q4 2008	$1.8 million

Partner under billings recovered in Q1-2 2009	.5 million
Partner over payment recovered in Q1 2009	.8 million
Carrier refund from Q4 2008 recovered in Q1-2 2009 *	.7 million
Total 2009 recoveries	2.0 million

Total	$3.8 million

* As we noted in our letter dated October 16, 2009, we subsequently learned from details supporting the refund provided by this carrier that the actual amount related to the tier discount error for Q4 2008 was approximately $250,000 not the $653,000 originally estimated by the carrier (with the balance related to 2009).

In our unreviewed Form 10-Q for the quarter ended September 30, 2009, we provided updated disclosures related to these recoveries through September 30, 2009, under Management’s Discussion and Analysis of Financial Condition and Results of Operations - Gross profit and gross margin.

*              *              *              *              *

At your request, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert the Staff’s action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If members of the Staff have any further comments or questions or require any additional information, please contact me at the above address or by telephone at 801-947-3120.  In addition, I would be pleased to meet with you in person to discuss these matters addressed in this letter.

Very truly yours,
/s/ Stephen J. Chesnut
Stephen J. Chesnut
Senior Vice President, Finance
Overstock.com, Inc.

Copies:	Ms. Donna Di Silvio
By Facsimile: 202-772-9202
Senior Staff Accountant
Division of Corporation Finance

Mr. Robert Babula
By Facsimile: 202-551-3339
Staff Accountant
Division of Corporation Finance

Exhibit A

Complete Partner Under Billings and Overpayment Background, Discussion and Conclusion Memo

Executive Summary

During 2008 and 2009, we became aware of a series of billing issues related to certain transactions with our fulfillment partners dating from 2007 through Q1 2009. In many cases, the billing issues favored the fulfillment partner to our detriment.  We determined that the only feasible way to recover any portion of these amounts was to renegotiate pricing on purchases from the relevant fulfillment partner related to future sales on the Overstock.com website.  For the following reasons, we determined that the potential future economic benefit resulting from the billing errors and subsequent partner negotiations did not qualify as an asset at any time prior to the realization of such benefit via the price concessions.

1.              Our past business practice indicates that we do not pursue collection of amounts due from our fulfillment partners, other than through the economic benefit associated with future sales of partner products on the Overstock.com website.

2.              Fulfillment partners relied on our incorrect billing in good faith, making it difficult to tie the recovery of under billed amounts solely to the enforcement of the original terms and conditions of our contracts.  Alternatively, we requested price concessions on future purchases from our fulfillment partners, thereby finding a way to recover a portion of our under billings without causing significant economic detriment to our partners.

3.              We did not have the intent or ability to offset the under billed amounts against our existing liabilities to our fulfillment partners due to the small size of standing balances owed to partners.

4.              Our past conduct may have effectively amended our original fulfillment partnership agreement thereby making it extremely difficult to enforce the original agreement.

5.              The overall economic environment at the time the billing errors were discovered, as well as the business model for many of our partners, created significant uncertainty with regard to our ability to realize an economic benefit from the potential recovery of under billed amounts.

Each of these points is discussed further in the body of this memo.

After reaching the conclusion that an asset did not exist related to the potential economic benefit from the billing errors, we determined that such benefit should only be recognized once it became realizable.  Because of the direct relationship between the under billing errors and our ability to negotiate price concessions on future purchases of partner products, we determined that the potential economic benefit should only be considered to be realizable when the related products were sold on the Overstock.com website in the future.

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Background — Fulfillment Partner Under Billings

At the beginning of 2008, we engaged an external process improvement consulting firm to assist in identifying operational improvements related to warehouse operations and returns processes.

In late June 2008, we provided the returns data for one of our larger fulfillment partners to the consulting firm. The consulting firm was working directly with both the fulfillment partner and an Overstock employee in doing some analysis regarding the historical data. The fulfillment partner provided us with a record of the returns of merchandise originally sold and returned which did not match the operational data that was internally generated and provided to the consultants. We assumed that the fulfillment partner data came from the billing statements we provided to the fulfillment partner as fulfillment partner billing transactions are created systematically through an automated process. We compared our operational data to the billing statements for this fulfillment partner and discovered that we were not billing them for a portion of return costs related to the shipping and handling of their returned products. We then assumed that the under billing related to this partner was potentially occurring with other fulfillment partners. On further review, we verified that this was the case.

We spent the next few months (July-October of 2008) reviewing our entire partner billing process to determine what had changed in our system to cause the under billing issues. During that process, we identified the cause of the under billing issue, as well as some smaller over billing issues, leaving a net under billing to our fulfillment partners. We then determined the time period that this related to, and quantified the amount of the under billings by partner. By the end of October we had remediated the issues in our system, and had determined that these operational issues occurred from January 2007 until the final correction and remediation in October 2008. The total net under billing was $5.5 million and related to 1,198 partners (see the list of partners and net under billing amounts in the previous response on October 21, 2009).

During the first two weeks of November 2008, we began to contact partners to notify them of the under billing issue and to begin negotiations with each one regarding the possibility of recovering certain of the under billing amounts through pricing concessions on future sales of partner products. We provided to each partner a detail of the net under billing transactions so that they could review and respond to us regarding any questions or concerns. In the original correspondence, we agreed not to pursue collection of all 2007 under billing amounts if they would negotiate with us for the under billing amounts related to 2008. We also offered to deduct these amounts from our remittances to partners from the future sales of their products on the Overstock.com website, thereby reducing our cost of goods sold related to future sales. For the few larger fulfillment partners with net under billings greater than $25,000 during 2008, we set up conference calls with our Senior Vice President of Finance and Senior Vice President of Merchandising to contact each fulfillment partner directly to discuss the issues, answer any questions and negotiate the specific pricing adjustments. For the many smaller fulfillment partners, the partner account managers and the merchandising employees who work closely with these

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partners on a day-to-day basis also contacted them to discuss questions and concerns. Many partners also called their respective partner account manager directly once they received the notice. We then gave our partners time to review the supporting documentation that we had provided and to respond to us to discuss the final resolution of this matter.

Since it was our responsibility to create the billing statements, provide the supporting documentation for returns deductions, and then to take the deductions from the payments to partners, we had great concerns in approaching our fulfillment partners regarding this issue.  Also, in the majority of cases, returned product is received directly back at our warehouse facilities, and therefore fulfillment partners are not aware that a return has occurred unless a related return deduction appears on their billing statement. In addition, we knew that any attempt to collect amounts would negatively impact our long-term relationship with our partner suppliers.

The negotiations with the 1,198 fulfillment partners took substantial time and effort, and initial reactions ranged from absolute refusals to allow us to recover the under billings via pricing adjustments, to more moderate negotiating positions. In each case, we were balancing our desire to recover the economic benefit associated with the under billings with our desire to maintain the relationship with the fulfillment partners, and we were willing to make additional concessions to some of our larger partners. These negotiations were all in good faith, and with the understanding that whatever amounts we did receive would only be realized in the future through pricing concessions on sales of additional product from each respective partner on our website.

During Q4 2008, we were able to reach a tentative or general understanding with most of our partners on an amount of under billings that we would seek to recover and the time line over which we would deduct these amounts from future sales of the respective partner products on our website. For a majority of fulfillment partners, we agreed to not pursue collection of a portion of the 2008 under billings, and agreed to make no attempt to collect any of the 2007 under billings. We also negotiated recovery timing (i.e., the periods over which the pricing adjustments would be in effect) with each fulfillment partner, spreading some under billing recoveries throughout the first quarter of 2009, with some smaller amounts through the end of 2009. We continued to renegotiate with our fulfillment partners and give concessions to previously negotiated recovery amounts as needed. For example, even after initially negotiating with our fulfillment partners to recover all of the 2008 net under billings, either through direct contact with our fulfillment partners or through our preliminary terms offered in our original email notification, we further conceded approximately $375,000 to over 90 fulfillment partners as the original settlement proved to be too onerous for them. We ultimately recovered $1.8 million in Q4 2008, $460,000 in Q1 2009, $80,000 in Q2 2009, $40,000 in Q3 2009 via price concessions from sales of our Partners’ product on our website, and estimate an additional $34,000 in Q4 2009, at which time nearly all of previous under billings will have been recovered or written off.

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Background — Partner Overpayment and Recovery Timeline

On February 2, 2009, we received a letter from a certain partner (“Partner”) dated January 30, 2009 notifying us (a) that the Partner believed that we had potentially overpaid the Partner by ~$700,000 during 2008; (b) that the Partner would like to begin a dialog to potentially settle the amount of the overpayment; and (c) that the Partner would also like to resolve an alleged sales tax claim for past sales taxes of $260,000 that the Partner was asserting we owed, as well as who would take responsibility for future sales taxes. The Partner’s letter indicated that it would retain the over payment pending resolution of the sales tax issues.

On February 2, 2009, our general counsel, after reviewing the Partner’s January 30 letter, sent an email to our president and CFO stating that because of “the strategic nature of the Partner contract, we think this is an issue best resolved on the business side” and not a matter for litigation.

On February 11, 2009, we sent a letter to the Partner which acknowledged receipt of the January 30 letter and expressed a willingness to negotiate with the Partner. In this February 11 letter, we insisted on separating our discussions of the sales tax and over payment issues. We also notified the Partner that we had determined that the amount we had overpaid the Partner was approximately ~$785,000, not the ~$700,000 stated in the Partner’s January 30 letter.

On February 12, 2009, we held a conference call with the Partner to negotiate to a common understanding. The points decided on this call were:

•                 The amount of overpayment to the Partner was ~$785,000, based on a January 15, 2009 cut-off.

•                 We would process a deduction of ~$220,000 as price concessions from the February 17 payment to the Partner, leaving a net check to the Partner of ~$1,000.

•                 With regard to the sales tax question, the Partner continued to insist on linking resolution of the overpayment issue to its assertions that we owed the Partner for prior period sales taxes and that we should be responsible for collecting and remitting to the Partner future sales taxes in certain states. We agreed to schedule a follow-up conference call to cover this issue at a later date.

•                 We would work towards a 60-day timeline to have the overpayment cleaned up through deductions from future sales of the Partner merchandise on the Overstock.com website.

On February 13, 2009, we received an email from the Partner stating that the Partner authorized us to “take a draw against the over-payment balance in the amount of $220,000 as an offset on its next scheduled payment to [the Partner]”. We believed that the use of the word “draw” clearly showed that the Partner’s view of its authorization was that this was a contingent adjustment, not an agreement that they owed the $220,000.

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On February 19, 2009, we held another conference call with the Partner. On this call, we agreed to the following points:

•                 We would only pay the Partner ~$1,000 for each upcoming payment period until the remaining ~$565,000 had been recovered as price concessions from future sales of the Partner’s products on our website. The parties acknowledged that this schedule might conclude this recovery effort in as few as 60 days.

•                 The Partner mentioned it had $30,000 of other adjustments to work through, which the parties agreed to discuss in later meeting.

On February 22, 2009, we filed our 2008 Form 10-K and on March 5, 2009, we filed a Form 10-K/A to correct some typographical errors in our Form 10-K.

On March 2, 2009, we received an email from the Partner demanding an additional payment of ~$13,000 for January and February 2009 sales tax. We continued to dispute that we owed them any money for sales taxes.

By late March 2009, we had made enough sales of the Partner product at the renegotiated price to effectively recover the agreed upon amounts established in our February negotiations with the Partner related to the over payments.

On August 5, 2009, we received a letter from the Partner demanding settlement on a prior period sales tax amount of $453,000. The proposed agreement made by the Partner was to adjust future prices by 6.3% to cover its alleged sales tax exposure. We were able to resolve this issue with the Partner in late August 2009.

Issue No. 1 — Did the accounting treatment of the partner under billing and overpayment constitute errors in our financial reporting prior to the identification of the issues?

Our historical financial statements for 2007 through Q3 2008 accurately include the costs paid to partners that were in excess of amounts that were strictly due under the original terms and conditions of the partner contracts. In addition, the historical financial statements for Q4 2008 through Q3 2009 accurately reflect benefits related to discounts taken on partner products that could not have been obtained absent the leverage gained from the excess costs paid as described in the preceding sentence.

The central question related to the partner under billings and overpayments accounting treatments is whether or not there was an error in financial reporting in our 2007 through 2008 interim and annual financial statements. That is to say, during the periods in which the under billings and overpayments occurred, did we have the benefit of an asset that went unrecorded on our financial statements, or did the potential benefit from the under billings and overpayments only begin to meet the definition of an asset once that benefit had been identified and steps had been taken to ensure the realizability of the benefit. Although the identification of the under billings did not meet the definition of a subsequent event as they related to the 2007 through Q3 2008 periods (as the issue was not fully identified and quantified until after the related financial statements were issued),

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it is helpful to think of the overall question in a framework similar to that used to analyze subsequent events as discussed below.

If one concludes that the potential economic benefit from the amounts under billed or overpaid met the definition of an asset in the periods in which the potential benefit originated (i.e., at the time of the under billing), then the subsequent identification of the issue in Q2 - Q3 2008 only served to provide additional evidence about conditions that existed at the dates of the previous balance sheets, and accordingly the previous balance sheets should be adjusted to reflect that fact (if material). Under such a scenario, the asset recorded in prior periods would be subject to valuation and realization estimates up through the timing of ultimate realization or write-off of the asset.

Alternatively, if one concludes that the potential economic benefit from the amounts unbilled or overpaid did not meet the definition of an asset in the periods in which the potential benefit originated, then the subsequent identification of the issue in Q2 - Q3 2008 did not serve to provide additional evidence about conditions that previously existed. Rather, the subsequent identification would have served as a trigger for a new analysis as to whether the potential economic benefit met the definition of an asset at the time of identification or in future periods. Under this scenario, we should have evaluated the potential economic benefit from the under billing and overpayment issue in Q4 2008 and future periods against the definition of an asset, and only recognized the benefit when such definition was met.

The primary determinant as to whether the under billings and overpayments constituted an asset in the period of origination or in some later period is the probability of realization of such benefit. The definition of probability as it relates to an asset under Concept Statement No. 6, Elements of Financial Statements is “that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain or proved, rather than in a specific accounting or technical sense (such as FASB Statement No. 5).”  Thus, the ultimate determination as to when the potential economic benefit from the under billing or overpayment became an asset is subject to judgment and logic based on the various sources of evidence available.

If the realization of the benefit was certain (albeit unknown) at the time it originated, then the benefit should be recognized as an asset at that time. However, the more uncertain the potential realization of the benefit, the more one has to consider not just the question of valuation of the asset, but also the question of whether the potential benefit met the definition of an asset at the time of its origination. In the accounting treatment at hand, it is easy to use the benefit of hindsight to see that a portion of the potential economic benefit was realized through partner pricing adjustments from Q4 2008 onward. However, to rely solely on the clarity of hindsight ignores the potentially critical question of whether one would have concluded that an asset existed prior to the events that unfolded in the last half of 2008.

In accordance with this framework, we considered the following factors:

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Factors that support the conclusion that an asset existed when the under billings and overpayments originated:

1)             We were able to calculate the potential economic benefits associated with the under billings and overpayments in accordance with the original terms and conditions of our contracts with partners. Although our past business practices clearly demonstrate that we do not pursue collections for our billing errors (see further commentary below), we acknowledge that the amounts ultimately realized via price concessions in connection with this issue were amounts that we had the right to bill or recoup under the original terms and conditions of our contracts with partners.

2)             Although the ultimate amounts recovered via price concessions granted by our fulfillment partners was subject to negotiation (and in some cases, renegotiation) after the issue was identified, we ultimately recouped the amounts within a relatively short period of time. This relatively short recovery period also adds support to the concept that the amounts owed by partners was relatively certain and calculable in accordance with the original terms and conditions of the contracts (i.e., certain).

Factors that support the conclusion that there was significant uncertainty regarding the realizability of the potential economic benefit associated with the under billings and overpayments, and that therefore an asset did not exist at the time of origination:

1)             Our past business practice and our assertion regarding future business practice implies that the potential economic benefit from the under billings and overpayments was not realizable without the notification and re-negotiation that occurred in late 2008 (and 2009 for overpayments).

Although we had a current existing agreement in place with respect to how we determine and recover (offsets) costs associated with the return of fulfillment partner products, we assert that we would not have pursued collection of previous under billings based on business considerations, even if our relationship with certain partners had terminated due to the under billing matter.

We have a history of only pursuing amounts owed to us by partners (for any number of matters), when third parties bring litigation against us related to a partner product sold on our website, and the partner had an indemnification obligation to us (e.g., product liability). Because our business depends heavily on our relationship with thousands of partners, we assume that to initiate litigation with any of our partners would be very detrimental to our business. We currently rely upon recruiting and retaining fulfillment partners to supply product for over 80% of our revenue. Suing a partner, especially over a relatively small amount, would seriously damage our reputation as a good business partner with existing and potential future fulfillment partners.

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Our practice of not pursuing amounts outstanding through litigation is further supported by our practice of not actively seeking the collection of debit balances (amounts owed to us) from fulfillment partners that have ceased to do business with us or that have insufficient amounts of merchandise sold on our website to satisfy the outstanding balance. Such debit balances are maintained in our systems for tracking purposes, but collection attempts are not made related to such balances and such balances are written off when a partner relationship is terminated.  We only collect such balances from continuing partners when we begin again to sell the partners’ merchandise on our website. Only then do we offset such balances against amounts owed from these sales.

2)     We maintain the primary billing records for amounts due to/from our fulfillment partners, and therefore we take ultimate responsibility for billing accuracy and do not force correction of substantial billing adjustments that favor the fulfillment partner.

Under our agreements with our fulfillment partners, we have the responsibility to remit the semi-monthly payments related to products sold on our website. We believe that, inherent in this function is the responsibility to properly track and calculate the amounts payable to the partner.

We pay most partners for products sold (less returns processed) twice a month.  This cycle provides faster payments than many competitors and keeps our accounts payable balances for any particular partner relatively low, generally no more than three weeks.

Our ERP system automatically generates “use invoices” for items sold (based upon the cost of the product stored in the ERP system).  Thus, partners do not invoice us for sales. Similarly, the ERP system automatically generates charges for returns completed. With each partner payment cycle, we provide the partner a detailed billing report listing the individual sales and returns deductions making up each net payment.

In performing these functions, we take responsibility for the accurate billing of amounts owed to/from our partners. During the period in which we failed to bill the full amounts due for returns to our fulfillment partners, none of the partners in question contacted us regarding any potential discrepancy between amounts owed as calculated by the partner compared to amounts remitted by us. We believe that this lack of contact was not solely due to the fact that the operational errors favored the partners. We believe that this occurrence strongly supports the supposition that many or most fulfillment partners rely heavily on our systems to process partner transactions in a timely and accurate manner. We believe that we have the responsibility to provide this service for our partners, and that we bear the burden for accuracy in the process. We believe this particularly in light of the fact that in the majority of cases, returned product is received directly back at our warehouse facilities, and therefore fulfillment partners are not aware that a return has even occurred unless a related return deduction appears on their billing statement.

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We believe that when billing adjustments occur and are discovered that are to the benefit of the partners, the only benefit to us in such a situation is the potential for leverage in future pricing negotiations with the partner to recoup the amount of the billing adjustment. We believe that, in accordance with our past business practices and our stated intent for future business with our suppliers, substantial billing adjustments that favor the partner are negotiated as they occur and do not constitute an asset until such point in time we realized the amounts via a reduced price on future partner product sales on our website.

3)     Because of the processing system described above, at any point in time there existed only a relatively small amount of liabilities owed by us to our partners that could have been used to offset (and realize) the potential economic benefit from the under billings and overpayments.

Although we had the right to offset amounts related to returns against amounts owed to the partners, this right had little benefit to us at any one point in time. Also, the exercise of this right was dependent upon the partners’ continued commitment to offer items for sale on the Overstock.com website and our ability to market and sell such products.

4)     If we had attempted to enforce the original terms and conditions of our partner contracts (i.e., recover the entire under billing amounts), the partners would have had various legal arguments available to them to avoid paying the amounts claimed.

Our fulfillment partners could have also argued that our past course of conduct had amended our agreement with the partners, that we had waived any right to assert that our calculations were incorrect, that we had waited too long to raise the issue, or that it would be unfair under the circumstances to require the fulfillment partners to pay the under billed amount.

We determined that all of these arguments would have been problematic in reaching a conclusion that amounts due under the original terms and conditions of the contract constituted an asset at any time prior to their realization in the form of reduced future pricing.

5)     The economic environment during late 2008 and the business model of many of our partners created significant uncertainty regarding realization of the potential economic benefit from amounts not billed in a timely manner.

The retail market in Q4 2008 and Q1 2009 was significantly deteriorating (we had gone from generating revenue growth of 23% over the first nine months of 2008, to revenue shrinking 13% in early Q4 — the first Q4 in our entire history that we shrank), and many companies within the retail supply chain were filing for bankruptcy. Our fulfillment partners are primarily private companies and small businesses which we believe do not have the ability to repay significant amounts of back charges. The overall economic environment, and in particular the dismal retail market, added to the

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significant uncertainty of both the financial strength of the fulfillment partner and also of the amount of future sales of the fulfillment partner’s product that would be sold on the website.

Many of our partners are middle men in the supply chain, operating in a low margin business. Small amounts can be material to their business. In addition, with several of the fulfillment partners, the under billed amounts to be recovered were too onerous for them to support, and as evidenced by our subsequently either rescheduling the timing of the recoveries or renegotiating the remaining ultimate under billed amount to be recovered to a reduced amount.

Conclusion regarding Issue No. 1 — Did the partner under billing and overpayment issue constitute an error in our financial reporting prior to the identification of the issue?

Using the framework described above, we determined that an asset did not exist related to under billings and overpayments at the time such operational errors originated. We realize that significant judgment was necessary in this area, and that some facts exist that support a counter argument. However, we believe that the weight of evidence supports a position that any potential economic benefit related to the billing and processing errors caused by our system did not meet the “probable” definition of an asset at the time the errors originated. Accordingly, we determined that the under billing and overpayment issue did not constitute an error in our historical financial statements.

Issue No. 2 — How should the realization of the economic benefit related to under billings and overpayments be recognized?  What impact did identification of the issues and the negotiations with partners have on the timing of recognition?

Once we had contacted our fulfillment partners in Q4 2008 (and the fulfillment partners had responded back to us, Q1 2009 in the case of the overpayment) and put plans in place to recover the economic benefit associated with the past under billings and overpayments, we reconsidered whether or not the potential future economic benefit related to the matters then constituted an asset to be recorded in the 2008 financial statements, subject to estimation as to valuation and realizability.

Factors that support the position that an asset existed after amounts had been agreed with fulfillment partners:

The primary argument supporting this position is the fixed agreement (which exists for most fulfillment partners) and the fairly quick recovery of amounts we negotiated with the fulfillment partners. One could argue that the fact pattern supports a conclusion that an asset existed and was realized in fairly short order after we notified the partners and negotiated terms.

Factors that support the position that an asset did not exist until future sales occurred, which provided the ability to offset against amounts owed to partners:

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The primary argument supporting this position is that, in connection with the negotiation with partners over recovery of amounts due, a new agreement was put in place during the fulfillment partner negotiation session held in Q3 2008, Q4 2008 and Q1 2009 with terms that supplemented the original terms and conditions under which the potential economic benefit related to under billings and overpayments was created. This new agreement clearly pointed to future events (sales of partner merchandise on the Overstock.com website) for recovery of the benefits from under billings. The re-negotiated terms provided the period(s) over which amounts would be recovered, thus limiting our ability to offset our potential benefit against liabilities owed to partners.

When considering whether or not an asset was created when we reached an arrangement with the partner, we again considered the definition of an asset under Concept Statement No. 6, which states that “assets are probable future economic benefits obtained or controlled by a particular entity as related to past transactions or events.”  We noted that even after negotiation with the partners, the recovery of the economic benefit associated with the under billings was contingent upon factors that were outside our control and related to future events. The relationship between us and our partners may be unilaterally terminated at any time without cause by either party and the partner may unilaterally stop listing products on the Overstock.com website at anytime, even without actually terminating the agreement.

By negotiating for recovery of a portion of the amounts of under billings, we changed the economic model for our partners related to product listed on the Overstock.com website. The negotiation had a direct impact on the margin realized by the partner on our sales. The partner was under no obligation to accept this lower margin by continuing to list product on the Overstock.com website, and had the full ability to remove its products from the Overstock.com website and move those products to other competing internet retail channels that may have provided a better return for the partner. Similarly, we could not assure that partner products would sell on the Overstock.com website in the amounts necessary to recover the negotiated terms.

This fact pattern supports the argument that, subsequent to negotiation with partners, the potential economic benefit associated with the under billing and overpayment issue was still subject to significant uncertainty and was also wholly dependent on future events that were significantly outside of our control.

Conclusion regarding Issue No. 2 — How should the realization of the economic benefit related to under billings and overpayments be recognized?  What impact did the identification of the issues and the negotiations with partners have on the timing of recognition?

Based upon the analysis performed above, we determined that there was clear support for the conclusion that the negotiations with the partners created a new economic arrangement with the vendors. Such arrangement called for the realization of the benefit from under billings to only be realized concurrently with future sales of partner products.

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We determined that the tie to future sales prohibited us from recognizing an asset after negotiating with the partners. Such treatment would be tantamount to recording the benefit of favorable pricing negotiations up front, rather than at the time the benefit is realized. We determined that, although we had significant history with many of our partners, it would be inappropriate to assume such sales would occur given the factors that existed that were outside of our control.

Accordingly, we determined that we would recognize the benefit from the pricing adjustments at the time that they were realized (i.e., recognized as a reduction in cost of goods sold when future products are sold).

Issue No. 3 — Are there any differences to be considered related to the overpayment issue discovered in 2009 as compared to the under billing issue discovered in 2008?

We determined that there are many similarities between the under billing issue discovered in 2008 and the overpayment issue discovered in 2009. We also determined that several additional factors needed to be considered in relation to the overpayment issue as follows:

1)     In the case of the overpayment, the Partner brought the issue to our attention, rather than our contacting the vendor.

We weighed the impact of this difference and determined that this fact impacts the second factor raised in the second argument of Issue No. 1, but that it doesn’t change the fundamental conclusion reached in said factor that we take responsibility for billing issues with our partners. We have asserted that the fact pattern related to the overpayment issue would have no impact on our decision to not pursue collections of the amounts overpaid, even had the partner relationship ceased prior to recovery.

2)     In the case of the overpayment, both the notification and a portion of the recovery occurred prior to the issuance of the 2008 financial statements. Should this issue be viewed as a type 1 subsequent event?

As introduced in the analysis of Issue No. 1, the basic framework of this accounting question runs to whether or not an asset existed related to the potential economic benefit related to amounts erroneously billed or paid to partners when such errors originated. This question is the same as that addressed in Issue No. 1. The fact that the overpayment error was discovered prior to the issuance of the financial statements does not impact the question of whether an asset was created at the time the error originated. Accordingly, this factor does not change the conclusions reached in Issue No. 1.

3)     The Partner who notified us of the overpayment issue in 2009 also raised a counterclaim against us. What impact does the counterclaim have on the conclusions reached regarding the overpayment?

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We concluded that the counterclaim raised by the Partner was a separate business issue and not related to the overpayment issue but the Partner’s express interest was to tie the two issues together to negotiate a single outcome. This additional counterclaim constituted an additional factor causing uncertainty in the original determination of whether or not an asset existed at the time the overpayment error originated. We ultimately recovered the full amount of the overpayment in Q1 2009 and resolved the counterclaim in Q3 2009 without further payment. However, as we began reducing Partner remittances in Q1 2009 due to the overpayment, all such offsets were mutually agreed to be draws against the various billing issues outstanding with the Partner, rather than final settlement of amounts owed related to overpayments. We and the Partner had an understanding that the recoveries made prior to the issuance of the financial statements (and in fact, all recoveries made prior to the settlement of both matters) were simply a business arrangement made in good faith by the parties in an attempt to continue to conduct productive business while attempting to resolve the outstanding issues. Accordingly, we determined that the existence of the counterclaim provided additional evidence supporting the original conclusion that an asset did not exist until the amounts were recovered as a price concession on future sales of the Partner’s products.

Conclusion regarding Issue No. 3 — Are there any differences to be considered related to the overpayment issue discovered in 2009 as compared to the under billing issue discovered in 2008?

Based upon the factors considered above, we determined that the differing factors between the under billing issue and the overpayment issue do not cause us to alter our basic accounting model for recognition of amounts recovered from partners as described in the conclusion to Issue No. 2.

Overall Conclusion

During 2008 and 2009, we became aware of a series of billing issues related to certain transactions with our fulfillment partners dating from 2007 through Q1 2009. In many cases, the billing issues favored the fulfillment partner to our detriment.  We determined that the only feasible way to recover any portion of the amount was to renegotiate pricing on purchases from the relevant fulfillment partner related to future sales on the Overstock.com website.  For the following reasons, we determined that the potential future economic benefit resulting from the billing errors and subsequent partner negotiations did not qualify as an asset at any time prior to the realization of such benefit via the price concessions.

1.     Our past business practice indicates that we do not pursue collection of amounts due from our fulfillment partners, other than through the economic benefit associated with future sales of partner products on the Overstock.com website.

2.     Fulfillment partners relied on our incorrect billing in good faith, making it difficult to tie the recovery of under billed amounts solely to the enforcement of the original terms and conditions of our contracts.  Alternatively, we requested

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price concessions on future purchases from our fulfillment partners, thereby finding a way to recover a portion of our under billings without causing significant economic detriment to our partners.

3.     We did not have the intent or ability to offset the under billed amounts against our existing liabilities to our fulfillment partners due to the small size of standing balances owed to partners.

4.     Our past conduct may have effectively amended our original fulfillment partnership agreement thereby making it extremely difficult to enforce the original agreement.

5.     The overall economic environment at the time the billing errors were discovered, as well as the business model for many of our partners, created significant uncertainty with regard to our ability to realize an economic benefit from the potential recovery of under billed amounts.

After reaching the conclusion that an asset did not exist related to the potential economic benefit from the billing errors, we determined that such benefit should only be recognized once it became realizable.  Because of the direct relationship between the under billing errors and our ability to negotiate price concessions on future purchases of partner products, we determined that the potential economic benefit should only be considered to be realizable when the related products were sold on the Overstock.com website in the future.

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Overstock.com

Deferral of International Sales to Delivery Date

Exhibit B

(DR)/CR

	Impact of Deferring Revenue Related to International Sales based on Delivery						As originally				Period AJE (rollover)
	Destination				Net current		reported		As adjusted		As a % of	As a % of
			Income/		period impact	Cumulative	Net		Net		annual	interim	EPS
	Revenue	COGS	Loss	Shares O/S	on P/L	P/L impact	(Loss) Income	EPS	(Loss) Income	EPS	net loss	net loss	Impact

Q3 2008	(180,920)	149,473	(31,447)	22,768,000	(31,447)	(31,447)	(1,589,000)	(0.070)	(1,620,447)	(0.071)	0.2%	1.9%	(0.00)
Q4 2008	44,966	(35,521)	9,445	22,827,000	9,445	(22,002)	1,014,000	0.044	1,023,445	0.045	-0.1%	0.9%	0.00
Total 2008	(135,954)	113,952	(22,002)	22,901,000	(22,002)	(22,002)	(12,658,000)	(0.553)	(12,680,002)	(0.554)	0.2%		(0.00)

Q1 2009	10,859	(15,263)	(4,404)	22,803,000	(4,404)	(26,406)	(2,099,000)	(0.092)	(2,103,404)	(0.092)	-0.1%	0.2%	(0.00)
Q2 2009	(14,398)	14,704	306	22,817,000	306	(26,100)	389,000	0.017	389,306	0.017	0.0%	0.1%	0.00
Q3 2009	(186,045)	150,295	(35,750)	22,824,000	(35,750)	(61,850)	(787,000)	(0.034)	(822,750)	(0.036)	-0.5%	4.3%	(0.00)
Q4 2009(EST.)	—	—	—	—	—	(61,850)	10,000,000	—	10,000,000	—	0.0%	0.0%	—
Total 2009	(189,584)	149,736	(39,848)	22,824,000	(39,848)	(61,850)	7,503,000	(0.550)	7,463,152	0.327	-0.5%		0.88

	Cumulative AJE (iron curtain)
	As a % of		As Reported				AJE’ed
	Annual	EPS			Gross	Margin			Gross	Margin	Margin
	net loss(a)	Impact	Revenue	COGS	Profit	%	Revenue	COGS	Profit	%	Impact

Q3 2008	0.2%	(0.00)	186,855,000	(154,736,000)	32,119,000	17.19%	186,674,080	(154,586,527)	32,087,553	17.19%	0.00%
Q4 2008	0.2%	(0.00)	255,862,000	(212,252,000)	43,610,000	17.04%	255,906,966	(212,287,521)	43,619,445	17.05%	0.00%
Total 2008	0.2%	(0.00)	834,367,000	(691,458,000)	142,909,000	17.13%	834,231,046	(691,344,048)	142,886,998	17.13%	0.00%

Q1 2009	-0.4%	(0.00)	187,367,000	(149,676,000)	37,691,000	20.12%	187,377,859	(149,691,263)	37,686,596	20.11%	0.00%
Q2 2009	-0.3%	(0.00)	176,143,000	(140,235,000)	35,908,000	20.39%	176,128,602	(140,220,296)	35,908,306	20.39%	0.00%
Q3 2009	-0.8%	(0.00)	195,081,000	-157412000	37,669,000	19.31%	194,894,955	(157,261,705)	37,633,250	19.31%	0.00%
Q4 2009	-0.8%	—	—	—	—	0.00%	—	—	—	0.00%	0.00%
Total 2009	-0.8%	(0.00)	—	—	—	0.00%	—	(39,848)	(229,432)	0.00%	0.00%